UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Education Lending Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	33-0851387
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

12760 High Bluff Drive, Suite 210 San Diego, California	92130
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Series A Preferred Stock

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

On January 4, 2005, the Board of Directors of Education Lending Group, Inc. (the “Company”) declared a distribution of one Right for each outstanding share of common stock, par value $0.001 per share (the “Company Common Stock”), to stockholders of record at the close of business on January 4, 2005 (the “Record Date”) and for each share of Company Common Stock issued by the Company thereafter and prior to the Distribution Date. Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one-hundredth of a share (a “Unit”) of Series A Preferred Stock, par value $0.001 per share (the “Preferred Stock”), at a purchase price of $20.00 per Unit (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 4, 2005 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, as Rights Agent.

A Copy of the Rights Agreement, which includes the Designation of Series A Preferred Stock as Exhibit B, has been filed herewith as Exhibit 4.1. This summary description of the Rights and the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Rights Agreement and the Designation, including the definitions therein of certain terms, which Rights Agreement and Designation are incorporated herein by reference.

The Rights Agreement

Initially, the Rights will attach to the certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Common Stock and the “Distribution Date” will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the “Stock Acquisition Date”) that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary or CIT Group Inc. or any of its affiliates) (an “Acquiring Person”) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Company Common Stock, and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Company Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

The Rights are not exercisable until the Distribution Date and, unless earlier redeemed by the Company as described below, will expire on the earlier to occur of June 30, 2005 (the “Final Expiration Date”) and the date of the merger contemplated by the Agreement and Plan of Merger, dated as of January 4, 2005, by and among the Company, CIT Group Inc. and CIT ELG Corporation.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Company Common Stock shall remain outstanding, (ii) a person becomes an Acquiring Person, (iii) an Acquiring Person engages in one or more “self-dealing” transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs that results in such Acquiring Person’s ownership interest being increased by more than 1% (e.g., by means of a recapitalization) (each such event being a “Section 11(a)(ii) Event”), then, in each such case, the rights flip in and allow the holder to acquire, upon payment of the Purchase Price, a number of Units equal to the result obtained by (x) multiplying the then-current Purchase Price by the number of Units for which a right was exercisable immediately prior to the Section 11(a)(ii) Event and (y) dividing that product by 50% of the then-current market price per Unit. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

The Purchase Price payable, and the number of Units of Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock.

At any time prior to the earlier of (i) ten business days following the Stock Acquisition Date or (ii) the Final Expiration Date, the Company’s Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (subject to adjustment in certain events) (the “Redemption Price”). Immediately upon the action of the Company’s Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only remaining right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Description of Preferred Stock

The Preferred Stock has the right to receive dividends in an amount equal to 100 times any dividend paid on the Company Common Stock and proceeds upon liquidation of the Company in an amount equal to 100 times the proceeds paid with respect to the Company Common Stock. The Preferred Stock is not convertible into any other class of shares of the Company and is not redeemable.

The holder of each share of Preferred Stock shall have the right to 100 votes for each share of Preferred Stock held by such holder, and with respect to such vote such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of the Company Common Stock. Each holder of Preferred Stock shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the bylaws of the Company, and shall be entitled to vote, together with holders of Company Common Stock, with respect to any question upon which holders of Company Common Stock have the right to vote.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right is expected to approximate the economic value of one share of Company Common Stock.

As of December 31, 2004, 17,832,052 shares of the Company Common Stock were outstanding. The Company has reserved 5.0 million shares of the Preferred Stock for issuance upon exercise of the Rights.

ITEM 2.	EXHIBITS.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit A of the Company’s Proxy Statement filed with the Securities and Exchange Commission on April 15, 2002).

3.2	Designation of Series A Preferred Stock of the Company (included in Exhibit 4.1).

3.3	Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company’s Form 10-SB Registration Statement filed with the Securities and Exchange Commission on March 17, 2000).

4.1	Rights Agreement, dated January 4, 2005, by and between Education Lending Group, Inc. and American Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2005).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

EDUCATION LENDING GROUP, INC.

Date: January 10, 2005	By:	/s/ Robert deRose
Robert deRose Chief Executive Officer

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